Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 or 650-823-5255 Niamh Lyons Ph: 353-1-663-3602

ELAN ANNOUNCES WEBCAST OF FIRST QUARTER 2009
FINANCIAL RESULTS

DUBLIN, Ireland--(BUSINESS WIRE)—April 9, 2009 --Elan Corporation, plc (NYSE: ELN) today announced that it will host a conference call on Wednesday, April 22, 2009 at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan's first quarter 2009 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Source: Elan Corporation, plc

###